Greencity Acquisition Corporation

505 Eshan Road, Floor 6
Pudong New District,
Shanghai, China 200120

July 21, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tim Buchmiller

Re:	Greencity Acquisition Corporation
Registration Statement on Form S-1
Filed June 19, 2020, as amended
File No. 333-239292

Dear Mr. Buchmiller:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Greencity Acquisition Corporation hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4 p.m. EST on Thursday, July 23, 2020, or as soon as thereafter practicable.

Very truly yours,

/s/ Jianmin Yu
Jianmin Yu
Chief Financial Officer

cc:	Ellenoff Grossman & Schole LLP Kramer Levin Naftalis & Frankel LLP